UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

CHINA NEW ENERGY GROUP COMPANY
(Name of Registrant as Specified in its Charter)

Delaware	000-28543	65-0972647
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

No. 1703 and 1704, A Building, No. 1, Hongji Apartment, Jin Wei Road He Bei District, Tianjin, China
(Address of principal executive office)

(86 22) 5829 9778
(Registrant’s telephone number)

May 29, 2009

CHINA NEW ENERGY GROUP COMPANY.
No. 1703 and 1704, A Building, No. 1, Hongji Apartment, Jin Wei Road
He Bei District, Tianjin, China
(86 22) 5829 9778

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Notice of Change in the
Majority of the Board of Directors

May 29, 2009

This Information Statement (this “Information Statement”), is being furnished to all holders of record of (i) common stock, par value $0.001 per share (the “Common Stock”), (ii) Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) and (iii) Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), of China New Energy Group Company, a Delaware corporation  (the “Company”), at the close of business on May 28, 2009 (the “Record Date”), being all of the holders of record of the Company’s securities who would be entitled to vote at a meeting of directors, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders.   .

This Information Statement is being distributed on or about June _ , 2009.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Change in Control and Change in Majority of Board of Directors

On April 30, 2009, the Company entered into a Series B Convertible Preferred Stock Securities Purchase Agreement (the “SPA”) with China Hand Fund I  L.P. (“China Hand”).  Under the SPA, which closed on May 1, 2009, the Company issued and sold to Vicis Capital Master Fund  (“Vicis”), a designee of China Hand, for an aggregate purchase price of $5,400,000, 1,116,388 shares of Series B Preferred Stock and warrants to purchase 7,814,719 shares of  Common Stock at an initial exercise price of $0.187 per share (subject to adjustments) for a period of five (5) years following the date of issuance (the “Private Placement”).

The holders of the Series B Preferred Stock represent seventy percent (70%) of the Company’s outstanding voting power.  Accordingly, as a result of the Private Placement, Vicis owns (i) 100% of the outstanding  Series B Preferred Stock, which entitles Vicis to 70% of the total voting power on all matters submitted to a stockholder vote, and (ii) 1,368,247 shares of the  Series A Preferred Stock, (which Vicis acquired in August 2008 pursuant to a Series A Convertible Preferred Stock Securities Purchase Agreement dated August 8, 2009 between the Company and China Hand (the “August SPA”)) which entitles Vicis to approximately 32.4% of the remaining 30% of the Company’s outstanding voting power (following the issuance of the Series B Preferred Stock), or approximately 9.7%.   Accordingly, as a result of the Private Placement, Vicis owns approximately 79.7% of the total outstanding voting power of the Company.  Accordingly, following the closing of the Private Placement, Vicis has acquired control of the Company and has the power to control the outcome  of  matters submitted to stockholders requiring a majority vote.

Under the August SPA and the SPA, the Company is required to increase the size of the Board to seven (7) and  the holders of the Series A Preferred Stock and Series B Preferred Stock have the right to nominate an aggregate of four (4) members to the Board of Directors.   John Kuhns and James Tie Lie were previously nominated by the holders of the Series A Preferred Stock to serve on the Board and elected to the Board.  The nominees of the holders of the Series B Preferred Stock Holders to fill the two additional seats are Mary Fellows and Shadron Stastney.   Under the terms of the August SPA and the SPA the Company is required to cause a majority of the Board of Directors to be “independent” (as defined by the rules of the American Stock Exchange Company Guide).  In addition, under the terms of the August SPA and the SPA a majority of the Board of Directors are required to be (i) familiar with the oil and gas industry, and (ii) based in the United States and available to act as the Company’s spokesperson to the US markets in the absence of the senior management of the Company.   The holders of the Series A Preferred Stock and the Series B Preferred Stock have agreed to waive these requirements until such time as the Company submits its listing application to the NASDAQ.

On May 15, 2009 at a meeting of the Board of Directors, the Board increased the size of the Board from 5 to 7 and, effective of the tenth day following the mailing of this Information Statement, filled the two vacancies created thereby with Mary Fellows and Shadron Stastney, each of whom is a designee of the holders of the Series B Preferred Stock.

Voting Securities of the Company

As of the Record Date there were (i) 100,000,041 shares of Common Stock,  (ii)  1,857,373 shares of Series A Preferred Stock and  (iii)  1,116,388 shares of Series B Preferred Stock issued and outstanding and entitled to vote.

Holders of Common Stock are entitled to one vote per share.

The holders of the Series A Preferred Stock have full voting rights and are entitled to vote with respect to any matter on which holders of Common Stock have the right to vote, including, without limitation, the right to vote for the election of directors, voting together with the holders of Common Stock as one class on an as converted basis.   Each holder of shares of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock would be converted if converted on the record date for the taking of a vote or, if no record date is established, at the day prior to the date such vote is taken or any written consent of stockholders is first executed.  As of the Record Date the Series A Preferred Stock is convertible into Common Stock at the ratio of 35 to 1.

For so long as the number of outstanding shares of Series B Preferred Stock is at least thirty percent (30%) of the total number of shares of Series B Preferred Stock originally issued, the holders of Series B Preferred Stock  vote together as a single class with the holders of the Common Stock and the holders of the Series A Preferred Stock, with the holders of Series B Preferred Stock being entitled to seventy percent (70%) of the total votes on all such matters regardless of the actual number of shares of Series B Preferred Stock then outstanding, and the holders of Series A Preferred Stock and Common Stock being entitled to their proportionate share of the remaining 30% of the total votes.   At the Record Date the number of outstanding shares of Series B Preferred Stock is at least thirty percent (30%) of the total number of shares of Series B Preferred Stock originally issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth information regarding beneficial ownership of our voting stock as of May 15, 2009 (i) by each person who is known by us to beneficially own more than 5% of each class our voting stock; (ii) by each of our executive officers and directors; and (iii) by all of our executive officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of Tianjin Sing Ocean Public Utility Development Co., Ltd., Nos. 1703 and 1704, A Building, No. 1, Hongji Apartment, Jin Wei Road, He Bei District, Tianjin, China.

	Amount and Nature of Beneficial Ownership (1)
	Common Stock			Series A Convertible Preferred Stock(2)		Series B Convertible Preferred Stock (3)		Total
Name & Address of Beneficial Owner	Shares		% of Class	Shares	% of Class	Shares	% of Class	Voting Power(4)
Yangkan Chong, Chief Executive Officer	4,382,502		4.38%	-	-	-	-	*
Jiaji Shang, Chairman and Director	51,026,957	(5)	51.03%	-	-	-	-	9.3%
Chunming Guo, Director	-		-	-	-	-	-	-
Xiaoling Li Chief Financial Officer	-		-	-		-	-
Changli Li Chief Technology Officer	-			-	-	-	-	-
John D. Kuhns Director 558 Lime Rock Road Lakeville, CT 06039	8,486,326	(6)	7.8%	284,248	15.3%	-	-	1.80%
James Tie Li Director 22 Berkshire Way East Brunswick NJ 08816	300,000	(7)	-	3,076	-	-		*
All officers and directors as a group (5 persons named above)	64,195,785		59%	284,248	15.3%	-	-	11.9%
Jiaji Shang	51,026,957	(5)	51.03%	-	-	-	-	9.3%
Qun Wang Room 2707, 27/F Shui on Centre 6-8 Harbour Road Wanchai Hong Kong PRC	26,041,146	(8)	26.04%	-	-	-	-	4.7%
Quick Rise PRC Room 2707, 27F Shui On Centre 6-8 Harbour Road Wanchi Hong Kong	20,000,000		20%	-	-	-	-	3.6%
Waterpower Investments Limited Room 2707, 27F Shui On Centre 6-8 Harbour Road Wanchi Hong Kong PRC	14,807,828		14.8%	-	-	-	-	2.7%
Keen Star Asia Holdings Limited Room 2707, 27/F Shui On Centre 6-8 Harbour Road Wanchai, Hong Kong PRC	9,490,865		9.5%	-	-	-	-	1.7%
Eternal International Holding Group Limited Room 2707, 27/F Shui On Centre 6-8 Harbour Road Wanchai, Hong Kong PRC	9,490,865		9.5%	-	-	-	-	1.7%
Shadron Stastney c/o Vicis Capital 445 Park Ave 16th floor NY,NY 10022	9,577,727	(9)	8.7%	1,368,247	73.67%	1,116,388	100%	79.7%
Vicis Capital Master Fund 445 Park Ave 16th floor NY,NY 10022	9,577,727	(10)	8.7%	1,368,247	73.67%	1,116,388	100%	79.7%
John D. Kuhns 558 Lime Rock Road Lakeville, CT 06039	8,486,326	(6)	7.8%	284,248	15.3%	-	-	1.8%
New World Power, LLC 558 Lime Rock Road Lakeville, CT 06039	1,989,737	(11)	1.9%	284,248	15.3%	-	-	1.8%
Mary E Fellows 558 Lime Rock Road Lakeville, CT 06039	1,822,614	(10)	1.8%	94,749	5.10%	-	-	* %
Dr. You-Su Lin 25B New Poly Plaza, No1 North Chaoyangmen St. Dongcheng District Beijing, PRC 100010	663,246	(13)	*	94,749	5.10%	-	-	* %

 * Less than 1%

(1) Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)  Shares of Series A Preferred Stock, which are convertible into shares of our common stock on the basis of 35 shares of common stock for each share of Series A Preferred Stock.  Holders of Series A Preferred Stock vote with the holders of Common Stock on all matters on an as converted to common stock basis.  Therefore, each share of Series A Preferred Stock is entitled to 35 votes per share whereas each share of common stock is entitled to one vote per share.  1,857,373 shares of Series A Preferred Stock are currently issued and outstanding which is convertible into 65,005,055 shares of Common Stock.  The shares of common stock and Series A Preferred Stock represent 30% of the voting power.

(3)  For so long as the number of outstanding shares of Series B Preferred Stock is at least thirty percent (30%) of the total number of shares of Series B Preferred Stock originally issued, the holders of Series B Preferred Stock shall vote together as a single class with the holders of the Common Stock and the holders of the Series A Preferred Stock, with the holders of Series B Preferred Stock being entitled to seventy percent (70%) of the total votes on all such matters regardless of the actual number of shares of Series B Preferred Stock then outstanding, and the holders of Series A Preferred Stock and Common Stock being entitled to their proportional share of the remaining 30% of the total votes.   At the Record Date the number of outstanding shares of Series B Preferred Stock is at least thirty percent (30%) of the total number of shares of Series B Preferred Stock originally issued. 1,116,388 shares of Series B Preferred Stock are currently outstanding.

(4) Percentage total voting power represents voting power with respect to all shares of our common stock, Series A Preferred Stock and Series B Preferred Stock, as a single class.  As of May 15, 2009, a total of 100,000,041 shares of our common stock, 1,857,373 shares of our Series A Preferred Stock (or 65,008,055 shares of common stock on an as-converted basis) and 1,116,388 shares of our Series B Preferred Stock (or 39,073,580 shares of common stock on an as-converted basis), are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).

(5)  Includes the following shares held by entities for which Mr. Shang is deemed to be the beneficial owner: 7,592,692 shares held by Eternal International; 4,382,502 shares held by Victory Boom Investments Limited, a British Virgin Islands corporation; 20,000,000 shares held by Quick Rise Investments Limited, a British Virgin Islands corporation; 14,807,828 shares held by Waterpower Investments Limited, a British Virgin Islands corporation; and 4,243,935 shares held by Lika Investments Limited, a British Virgin Islands corporation.

(6)  Includes 2,557,504 shares underlying warrants to purchase shares of our common stock, as well as the following shares held by entities for which Mr. Kuhns is deemed to be the beneficial owner: 1,989,737 shares underlying warrants to purchase shares of our common stock held by New World Power, LLC and 3,939,085 shares underlying warrants to purchase shares of our common stock held by Kuhns Brothers Inc.

(7)  Includes 300,000 shares underlying warrants to purchase shares of our common stock.

(8)  Includes the following shares held by entities for which Mr. Wang is deemed to be the beneficial owner: 1,898,173 shares held by Eternal International; 9,490,865 shares held by Keen Star Asia Holdings Limited, a British Virgin Islands corporation; 4,382,502 shares held by Krum Power Group Limited, a British Virgin Islands corporation; 4,382,502 shares held by Clever Keys Group Limited, a British Virgin Islands corporation; 3,188,931 shares held by Oak Lake Investments Limited, a British Virgin Islands corporation; and 2,698,173 shares held by Longwide Investments Limited, a British Virgin Islands corporation.

(9)  Includes 9,577,727 shares underlying warrants to purchase shares of our common stock.

(10) Includes all shares held by Vicis Capital Master Fund for which Shadron Stastney is deemed to be the beneficial owner.

(11) Includes 1,989,737 shares underlying warrants to purchase shares of our common stock.

(12) Includes 1,822,614 shares underlying warrants to purchase shares of our common stock.

(13) Includes 663,246 shares underlying warrants to purchase shares of our common stock.

LEGAL PROCEEDINGS

To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in any pending litigation.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and position of each of our current executive officers and directors.

Name	Age	Position
Yangkan Chong	54	Chief Executive Office and a Director
Jiaji Shang	55	Chairman and a Director
Chunming Guo	49	Director
John D. Kuhns	59	Director
James Tie Li	41	Director
Peng Mun Foo	38	Chief Financial Officer
Changli Li	47	Chief Technology Officer

YANGKAN CHONG, was appointed as the Company’s President and Chief Executive Officer effective May 18, 2009.  Mr. Chong has served as a director of the Company since April 27, 2008, and has served as the Vice Chairman of our subsidiary, Tianjin SingOcean Public Utility Development Co., Ltd., since October 2006.  From March 2008 to May 2009, Mr. Chong served as the Deputy Chief Executive Officer of China EnerSave Limited, a renewable energy provider that is listed on the Singapore Stock Exchange, and Mr. Chong started his career with the company as a Senior General Manager in March 2007.  Mr. Chong has more than 20 years of experience in the energy industry, and has held senior level positions with energy-related companies including  China Light & Power (CLP) Hong Kong, Enron International, Edison Mission Energy, Singapore Power and Exxon Oil and other Singapore Government-linked companies.  Mr. Chong holds a Master of Science (Mechanical Engineering) from the National University of Singapore and a Bachelor of Engineering (Mechanical & Production) from the University of Singapore.

JIAJI SHANG, has served as our Chairman since March 28, 2009.  Mr. Shang also served as our Chief Executive Officer and President from March 28, 2008 through May 15, 2009.  Since 2001, Mr. Shang has served as Chairman of Eternal International.  Mr. Shang has 25 years of experience of corporation management and founded several companies.  Additionally, Mr. Shang is dedicated to the greenhouse gas reduction and environmental protection businesses.  Mr. Shang is active in participating in and promoting the Clean Mechanism Development (CDM) in China.   Mr. Shang holds a masters degree from Wisconsin International University in the Ukraine.

CHUNMING GUO, became a director on April 27, 2008.  Since founding SingOcean on January 19, 2004, Mr. Guo has served as its Chairman, President and Chief Executive Officer.  Prior to this, Mr. Guo served as the Development manager of Tianjin Gas from February 1997 to January 2004.

JOHN D. KUHNS, became a director on October 28, 2008.  Mr. Kuhns has over 30 years of experience in the hydroelectric, power technology and alternative energy industries. In 1981, Mr. Kuhns founded Catalyst Energy, one of the first publicly traded independent power producers in the United States; Mr. Kuhns served as the president and chief executive officer of Catalyst until 1988. Mr. Kuhns served as the chairman and chief executive officer of New World Power Corporation from 1992 to 1996, during which time he worked on the development and financing of hydroelectric projects in China, Argentina, Costa Rica and Mexico, and formed a joint venture with Wuhan Steam Turbine, a state-owned enterprise owned by the City of Wuhan in China to develop hydroelectric projects in Asia. Mr. Kuhns is currently the president, chief executive officer, director and controlling shareholder of Kuhns Brothers, Inc., an investment banking firm founded by Mr. Kuhns in 1986 that specializes in providing financing for power technology ventures and infrastructure companies operating in China. Mr. Kuhns is also a principle of China Hand Fund I, LLC, a hedge fund that focuses on investing in China.  Mr. Kuhns obtained Bachelor of Arts degrees in Sociology and Fine Arts from Georgetown University, a Master of Fine Arts degree from the University of Chicago, and a Master's of Business Administration degree from the Harvard Business School.

 JAMES TIE LI, became a director on October 28, 2008.  Mr. Li has extensive investment banking and entrepreneur experience in the U.S. and China. Mr. Li was the founder of, and senior executive with, a number of start-up companies in China including China Hydroelectric Corporation. Mr. Li has been a consultant to Kuhns Brothers, Inc., advising on corporate finance, valuation and acquisition matters related to the firm's China-related equity financing transactions since 2006. In 2002, Mr. Li founded Columbia China Capital Group, a U.S. based boutique investment firm advising Asian firms in mergers and acquisitions, public listing and growth strategy.  Mr. Li obtained a Bachelor of Science degree in accounting from City University of New York and a Master of Business Administration degree from the Columbia University Graduate School of Business. Mr. Li is a Chartered Financial Analyst and a Certified Public Accountant licensed in the State of New Jersey.

PENG MUN FOO, was appointed as the Company’s Chief Financial Officer on April 16, 2009.  Mr. Foo initially joined the Company on January 1, 2009, in order to assist with the preparation of the Company’s financial statements for the year ended December 31, 2008.  Prior to joining the Company, Mr. Foo served as Director, Asia Pacific with International Alliance Associates LLC, a cross border strategic advisory entity, from June 2007 through December 2008.  From September 2004 through June 2007, Mr. Foo served as Deputy General Manager of London Asia Capital Plc, an Asia focused merchant banking and private equity fund management group.  From March 2002 to September 2004, Mr. Foo served as the Chief Operating Officer of Legg Mason Asset Management (Asia).  Mr. Foo has over 15 years of experience investing in and building businesses in Asia.  He is a Certified Public Accountant and has passed the Charter Financial Analyst level 2 exams.  Mr. Foo also holds a Singapore Fund Management Representative's license and is also a Licensed Private Equity Fund manager.

CHANGLI LI, became our Chief Technology Officer on March 28, 2008 and has served as SingOcean’s Chief Technology Officer since May 2005.  Prior to this, Mr. Li served as the CTO of Tianjin Changli Gas Project Co., Ltd. from 1997 to 2005, and as CTO of Xin Ao Gas Group.  Mr. Li holds a masters degree from Beijing University of Civil Engineering and Architecture.

The following table sets forth the name and ages of the two persons who will become  directors effective on the tenth day following the mailing of this Information Statement.

Name	Age	Position
Mary Fellows	47	Director
Shadron Lee Stastney	39	Director

The biographical information for Mary Fellows and Shadron Stastney is presented below.

MARY FELLOWS, has been the executive vice president and corporate secretary of China Hydroelectic Corporation since 2006.  Ms. Fellows has been a partner and executive vice president of Kuhns Brothers, Inc., an investment boutique, since 1997.  She is a co-chairman of the Distributed Power Company, a company with investments in solar information publications. From 2003 to 2006, she was a director of GenSelf Corporation.  From 1997 to 2002, she was a corporate secretary of the Solar Electric Light Company. From 1996 to 1999, she was a director of Corporate Administration and corporate secretary of the New World Power Corporation. Ms. Fellows is also a member of the board of directors of China Natural Energy Corporation, China Silicon Corporation, China Electrode Corporation, China Board Mill Corporation, Paragon Semitech USA and Lime Rock, LLC.  Ms. Fellows received her bachelor's degree in Science (Alpha Chi) from Teikyo Post University.

SHADRON LEE STASTNEY, has been a partner at Vicis Capital, LLC, Since June 2004, which is an investment management firm and the managing partner of one of our principal shareholders, Vicis Capital Master Fund.  From July 2001 to May 2004, Mr. Stastney was a managing director of Victus Capital, LP, an investment management firm.  Mr. Stastney received his bachelor's degree in Arts from the University of North Dakota and a Juris Doctor degree from the Yale Law School.

Under the August SPA and the SPA, the Company is required to increase the size of the Board to seven (7) and  the holders of the Series A Preferred Stock and Series B Preferred Stock have the right to nominate an aggregate of four (4) members to the Board of Directors.   John Kuhns and James Tie Lie were previously nominated by the holders of the Series A Preferred Stock to serve on the Board and elected to the Board.  The nominees of the holders of the Series B Preferred Stock Holders to fill the two additional seats are Mary Fellows and Shadron Stastney.   Under the terms of the August SPA and the SPA the Company is required to cause a majority of the Board of Directors to be “independent” (as defined by the rules of the American Stock Exchange Company Guide).  In addition, under the terms of the August SPA and the SPA a majority of the Board of Directors are required to be (i) familiar with the oil and gas industry, and (ii) based in the United States and available to act as the Company’s spokesperson to the US markets in the absence of the senior management of the Company.   The holders of the Series A Preferred Stock and the Series B Preferred Stock have agreed to waive these requirements until such time as the Company submits its listing application to the NASDAQ.

On May 15, 2009 at a meeting of the Board of Directors, the Board increased the size of the Board from 5 to 7 and, effective of the tenth day following the mailing of this Information Statement, filled the two vacancies created thereby with Mary Fellows and Shadron Stastney, each of whom is a designee of the holders of the Series B Preferred Stock.   Except as noted above, there are no other agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  There are no family relationships between any of the proposed directors or executive officers.

To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); or

•
subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board Composition and Meetings of the Board of Directors

The Board of Directors is currently composed of five members: Jiaji Shang, Chunming Guo, Yangkan Chong, John D. Kuhns and James Tie Li.   After the effectiveness of the election of the two additional directors the Board of Directors will be composed of the following seven members:  Jiaji Shang, Chunming Guo, Yangkan Chong, John D. Kuhns, James Tie Li,  Mary Fellows and Shadron Stastney.  All board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

Policy Regarding Board Attendance

Our directors are expected to attend board meetings as frequently as necessary to properly discharge their responsibilities and to spend the time needed to prepare for each such meeting.  Our directors are expected to attend annual meetings of stockholders, but we do not have a formal policy requiring them to do so.
During 2008, our Board met 3 times and acted by unanimous written consent 3 times.  None of our directors attended fewer than seventy-five percent of the meetings of the Board of Directors.

Independent Directors

Our securities are not currently listed on a national securities exchange or in an interdealer quotation system. Such a listing would require that a majority of our Board of Directors be “independent.”  We have not made a determination that any of our directors qualify as “independent directors,” as the term “independent” is defined by the rules of the Nasdaq Stock Market or the AMEX.

Under the terms of the August SPA and the SPA the Company is required to cause a majority of the Board of Directors to be “independent” (as defined by the rules of the American Stock Exchange Company Guide).  In addition, under the terms of the August SPA and the SPA a majority of the Board of Directors are required to be (i) familiar with the oil and gas industry, and (ii) based in the United States and available to act as the Company’s spokesperson to the US markets in the absence of the senior management of the Company.   The holders of the Series A Preferred Stock and the Series B Preferred Stock have agreed to waive these requirements until such time as the Company submits its listing application to the NASDAQ.

Committees and Audit Committee Financial Expert

As we are not currently a “listed” company we are not required to have and do not  have a standing audit, nominating or compensation committee or any committee performing a similar function, although we plan to form such committees in the future in connection with our planned application for listing on NASDAQ.

Since we do not currently have an audit committee, we have no audit committee financial expert nor do we have an audit committee charter.  Our entire Board handles the functions that would otherwise be handled by an audit committee.   In the future, we may search for a qualified independent expert who would be willing to serve on our Board and audit committee and who would be willing to act as an audit committee financial expert. Before retaining any such expert, our Board would make a determination as to whether such person is both qualified and independent.

The Board does not currently have a nominating committee. The Board does not believe that it is necessary or appropriate at this time.   The Board intends to establish such a committee in connection with its application for listing on the NASDAQ which the Company plans to do in the future.   There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidate as a nominee for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees. The Board does not currently consider candidates recommended by security holders but may adopt such a policy in the future in connection with its application for listing on NASDAQ.

The Board does not currently have a compensation committee. The Board does not believe that it is necessary or appropriate at this time.   The Board intends to establish such a committee in connection with its application for listing on the NASDAQ which the Company plans to do in the future.  Decisions regarding compensation are made by the Board.

Compensation Committee Interlocks and Participation

The Board does not currently have a compensation committee.   In addition, during 2008, none of our executive officers served as a director or as a member of the compensation committee of a company which employs any of our directors.

Compensation Committee Report.

The Board does not currently have a compensation committee.

Director Compensation

Pursuant to verbal agreements, Messrs. Kuhns, Li and Chong each receive $20,000 annually for service on our Board of Directors.

The Board may award special remuneration to any director undertaking any special services on our behalf other than those services ordinarily required of a director. In 2008, no such special remuneration was paid to any of our directors.

All authorized out-of-pocket expenses incurred by a director on our behalf is subject to reimbursement upon our receipt of required supporting documentation of such expenses.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics relating to the conduct of our business by our employees, officers and directors. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business, including those relating to doing business outside the United States.

Stockholder Communications

The Board does not currently consider Board candidates recommended by security holders but may adopt such a policy in the future in connection with its application for listing on NASDAQ.

RELATED PERSON TRANSACTIONS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the 2007 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any “related person” had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•
On March 28, 2008, we consummated the transactions contemplated by a share exchange agreement, or the Share Exchange Agreement, with Eternal International, the owner of all of the issued and outstanding capital stock of Willsky Development, whose Chairman, Jiaji Shang, is our Chairman and a former CEO and President.  Pursuant to the Share Exchange Agreement, we acquired 100% of the outstanding capital stock of Willsky Development in exchange for 94,908,650 shares of our common stock.  As a result of this transaction, Eternal International became the beneficial owner of approximately 94.91% of our then outstanding capital stock.   Simultaneous with the consummation of the Share Exchange Agreement, Eternal International distributed 85,417,785 shares of our common stock to its shareholders, including various entities controlled by Jiaji Shang, as a dividend.  Accordingly, following this distribution, Eternal International beneficially owned approximately 9.49% of then our outstanding capital stock and Mr. Shang beneficially owned approximately 51.03% of our then outstanding capital stock.

•
On March 28, 2008, we also entered into a redemption agreement, or the Redemption Agreement, with Fountainhead Capital Management Limited, or Fountainhead, and La Pergola Investments Limited, or La Pergola, beneficial owners of approximately 83.91% and 14.81%, respectively, of our outstanding common stock prior to consummation of the Redemption Agreement, whereby Fountainhead and La Pergola surrendered an aggregate of 2,000,000 shares of our common stock for redemption in exchange for the  issuance by us of convertible promissory notes to each of them  in the aggregate principal amount of six hundred sixty thousand dollars, in favor of Fountainhead and La Pergola.  The notes bore interest at the rate of two and one-half percent (2.5%) per annum computed on the basis of a 360 day year.  The principal and accrued interest of the notes became payable following our consummation of a private placement transaction in which we sold or issued shares of our common stock in a manner that is exempt from the registration requirements of the Securities Act, where our gross proceeds are at least $1 million.  The notes were paid and cancelled on August 20, 2008 following the completion of our private placement with China Hand.

•
Concurrent with the consummation of the Share Exchange Agreement, and in connection with the Redemption Agreement, we also entered into anti-dilution agreements with each of Fountainhead and La Pergola.  Pursuant to the anti-dilution agreements, if we complete a private placement transaction in which we sell or issue securities (in a manner that is exempt from the registration requirements of the Securities Act) where our gross proceeds are at least $8 million, within twenty-four (24) months of the consummation of the Share Exchange Agreement, the total number of shares of our common stock held by Fountainhead and La Pergola will be adjusted such that the total value of all such shares held by Fountainhead is equal to $637,500 and the total value of all such shares held by La Pergola is equal to $112,500.   Following the closing of the August private placement, WaterPower Investments Limited agreed to transfer an aggregate of 417,509 shares of our common stock to Fountainhead and La Pergola in lieu of the Company issuing new shares pursuant to the anti-dilution agreements.

•
In connection with consummation of the transactions contemplated by the Share Exchange Agreement, we issued warrants, or the Warrants, to each of Fountainhead and La Pergola for the purchase of a number of shares of our common stock equal to an aggregate of two percent (2%) of our issued and outstanding common stock as of immediately after the closing of our next private placement transaction in which we receive gross proceeds of at least $8 million.  Following the closing of our August private placement with China Hand, the aggregate number of shares of common stock issuable to Fountainhead and La Pergola is 3,560,193.  The term of the Warrants is 5 years and each has an exercise price equal to 150% of the purchase price per share paid by the investors in such August private placement transaction, provided that if securities other than the shares of common stock are issued in such private placement transaction, then the exercise price shall be 150% of the price attributable to a share of common stock at the valuation attributable to us in the transaction on “post-money” basis.

•
On March 28, 2008, in connection with the Share Exchange Agreement, we entered into a registration rights agreement with Fountainhead and La Pergola, pursuant to which we granted piggyback registration rights to each of Fountainhead and La Pergola to include all shares of our common stock held by each of Fountainhead and La Pergola, including all shares of our common stock issuable to each of Fountainhead and La Pergola upon the exercise, conversion or exchange of other securities held by Fountainhead and La Pergola, as of the date of the execution of the Share Exchange Agreement.

•
On August 20, 2008, we completed a private placement in which we sold to China Hand Fund I, LLC, or China Hand, and its designees (including, Mary Fellows a director nominee and Vicis  an entity controlled by Shadron Stastney a director nominee) 1,857,373 shares of our Series A Preferred Stock and warrants to purchase 13,001,608 shares of our common stock at an initial exercise price of $0.187 per share (subject to adjustments) for a period of 5 years following the date of issuance, for a purchase price of $9,000,000.  Kuhns Brothers Securities Corporation, or Kuhns Brothers (an entity controlled by John Kuhns, a director),  acted as placement agent in connection with this private placement.  As compensation for its services, Kuhns Brothers received a cash fee equal to $900,000, representing 10% of the gross proceeds received from the private placement, as well as warrants to purchase 6,500,804 shares of our common stock, representing 10% of the aggregate number of shares of common stock issuable to China Hand in the private placement upon conversion of the Series A Preferred Stock.

•
On April 30, 2009, the Company entered into a Series B Convertible Preferred Stock Securities Purchase Agreement (the “SPA”) with China Hand.   Under the SPA, which closed on May 1, 2009, the Company issued and sold to Vicis, a designee of China Hand, for an aggregate purchase price of $5,400,000, 1,116,388 shares of Series B Preferred Stock and warrants to purchase 7,814,719 shares of common stock at an initial exercise price of $0.187 per share (subject to adjustments) for a period of five (5) years following the date of issuance.   Mr. Shadron Stastney, director nominee, is an affiliate of Vicis.  Kuhns Brothers (an entity controlled by John Kuhns, a director), acted as placement agent in connection with this private placement.  As compensation for its services, Kuhns Brothers received a cash fee equal to $540,000, representing 10% of the gross proceeds received from the private placement, as well as warrants to purchase 3,907,358 shares of our common stock, representing 10% of the aggregate number of shares of common stock issuable to China Hand in the private placement upon conversion of the Series B Preferred Stock.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

Summary Compensation Table— Fiscal Years Ended December 31, 2008 and 2007

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Nancy Reynolds,	2007	-	-	-	-	-	-	-	-
former President and Director (1)	2008	-	-	-	-	-	-	-	-
Geoffrey Alison,	2007	-	-	-	-	-	-	-	-
former CEO, President and Director (2)	2008	-	-	-	-	-	-	-	-
Jiaji Shang,	2007	-	-	-	-	-	-	-	-
Chairman, and former CEO and President (3)	2008	21,323	-	-	-	-	-	-	21,323

(1)	Ms. Reynolds resigned from all of her positions in May 2007 and appointed Geoffrey Alison as our sole officer and director.

(2)
On March 28, 2008, we acquired Willsky Development in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Geoffrey Alison tendered his resignation from all offices he held in our Company effective immediately and from his position as our director, which became  effective on April 27, 2008, the 10th day following the mailing by us of an information statement to our stockholders.

(3)
In connection with the reverse acquisition of Willsky Development on March 28, 2008, Mr. Shang was elected as our Chairman, Chief Executive Officer and President effective immediately. Mr. Shang resigned as our Chief Executive Officer and President effective May 15, 2009.

Narrative to Summary Compensation Table

Employment Agreements

In connection with the reverse acquisition of Willsky Development on March 28, 2008, Mr. Shang was elected as our Chairman, Chief Executive Officer and President effective immediately.  Pursuant to an oral agreement, entered into at that time Mr. Shang receives an annual salary of $200,000.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2008.

Director Compensation - 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jiaji Shang	-	-	-	-	-	-	-
Chunming Guo	-	-	-	-	-	-	-
Yangkan Chong	6,668	-	-	-	-	-	6,668
John D. Kuhns	6,668	-	-	-	-	-	6,668
James Tie Li	6,668	-	-	-	-	-	6,668

Narrative to director compensation table

No compensation was paid to Messrs. Shang and Guo for services as a director during the fiscal year ended December 31, 2008 for service as a member of our Board of Directors.

Pursuant to verbal agreements, Messrs. Kuhns, Li and Chong each receive $20,000 annually for service on our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended, requires our executive officers, directors and persons who beneficially own more than 10% of our shares of common stock, to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.  Executive officers, directors, and greater-than-ten percent holders are required to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of the Forms 3, 4, and 5 furnished to us for the fiscal year ended December 31, 2008, we have determined that our directors, officers, and greater than 10% beneficial owners, except as provided below, complied with all applicable Section 16 filing requirements.

Neither of John D. Kuhns and James Tie Li has filed Forms 3 in connection with their appointment as directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEW ENERGY GROUP COMPANY

May 29, 2009	By:	/s/ Yangkan Chong
Yangkan Chong
Chief Executive Officer